Room 4561

February 23, 2007

Bruno Bonnell
Acting Chief Financial Officer
Atari, Inc.
417 Fifth Avenue
New York, New York 10016

Re:     Atari, Inc.
        Form 10-K for the fiscal year ended March 31, 2006
        Filed June 29, 2006
        Form 10-Q for the fiscal year ended December 31, 2006
        Filed February 13, 2007
        File No. 000-27338

Dear Mr. Bonnell:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended March 31, 2006

Notes to the Consolidated Financial Statements

Note 1 – Operations and Summary of Significant Accounting Policies

Revenue recognition, sales returns, price protection, other customer related allowances and allowance for doubtful accounts, page F-8

1.      We note from disclosure throughout your filing that you are devoting an increasing amount of attention to other evolving platforms and that there have been significant

advances in the gaming technology.  It is also our understanding that, as technology has evolved, various games can now be played on-line (i.e. via X-Box Live or PC), which gives gamers the opportunity to compete against each other in a manner that was not previously possible.  Tell us whether any of the games you market to the end-users contain such on-line features and functionality, and if so, explain whether these games are being hosted on your internal servers and whether you offer any updates to your software products through on-line downloads.  Also, tell us how you are recognizing revenues related to these on-line services and the accounting guidance you considered in recording revenue.  In this regard, explain how you considered the guidance in SOP 97-2 and EITF 00-21.

Goodwill and Other Intangible Assets, page F-10

2. We note from your disclosures that there was no impairment of goodwill for the fiscal years ended March 31, 2006, 2005 and 2004.  Please tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142.  Please explain how you determine the fair value of your reporting units and explain how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142.  Indicate how your determination of fair value factored in the significant decrease in revenues and your history of operating losses and recent cash flow deficits from operating activities.  In addition, tell us what consideration you gave to including a discussion of goodwill in your critical accounting policies, including the type of assumptions and estimates used, how you arrive at the estimates and related assumptions, how accurate the estimates/assumptions have been in the past and whether the estimates/assumptions are reasonably likely to change in the future.  We refer you to Section V of SEC Release 33-8350.

Certifications

3. The certifications provided in Exhibits 31.1 and 32.1 are not properly dated.  Revise accordingly.

Form 10-Q filed on February 13, 2007

Notes to the Condensed Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies and Other Matters

Goodwill and Acquired Intangible Assets, page 10

4. We note your disclosure that there were no indications of any goodwill impairment as

of December 31, 2006.  Tell us how you considered paragraphs 28 and 39 in determining that there were no events occurring or circumstances changing between your annual impairment tests to indicate that the fair value of your reporting unit(s) may be below the carrying amount.  We note, for example, that during the nine months ended December 31, 2006, you sold certain development studio assets and intellectual property.

Item 4.  Controls and Procedures-page 45

5.      We note your disclosure that you planned to undertake remediation efforts to be completed by the end of fiscal 2007.  We further note your disclosure that you assembled a team and contracted with third parties for the remediation efforts in the second quarter of fiscal 2007.  Your disclosure here pursuant to Item 308, however, suggests that no change to your internal control over financial reporting has occurred in the respective quarters although remediation efforts have been underway.  Accordingly, please revise to disclose the changes, if any, to your internal control over financial reporting that has occurred as a result of your remediation efforts.  Further, please elaborate on your plans for remediation and disclose any material costs associated with your remediation efforts.

*      *      *      *      *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

  If you have any questions, please call Morgan Youngwood at (202) 551-3479 or Melissa Walsh at (202) 551-3224 or myself at (202) 551-3730.

        Sincerely,


        Stephen Krikorian
        Accounting Branch Chief